Exhibit 99.1

YY Reports First Quarter 2014 Unaudited Financial Results

1Q14 Net Revenues Up 111.6% YOY to RMB666.3 Million

1Q14 Net Income Up 187.2% YOY to RMB183.6 Million

1Q14 Non-GAAP Net Income Up 153.0% YOY to RMB207.6 Million

Announces US$100 Million Share Repurchase Program

Guangzhou, China, May 5, 2014 — YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary real-time interactive social platform, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•                  Net revenues increased by 111.6% to RMB666.3 million (US$107.2 million) from RMB315.0 million in the corresponding period of 2013, primarily driven by a 127.1% increase in revenues from internet value-added services, or IVAS revenues.

•                  Net income attributable to YY Inc. increased by 187.2% to RMB183.6 million (US$29.5 million) from RMB63.9 million in the corresponding period of 2013.

•                  Non-GAAP net income attributable to YY Inc.1 increased by 153.0% to RMB207.6 million (US$33.4 million) from RMB82.1 million in the corresponding period of 2013.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are excited to have achieved robust performance and continued strong momentum heading into 2014, even during our seasonally slow first quarter. Once again, online music and entertainment outperformed our expectations, with revenues growing by 228.0% and paying users increasing by over 103.2% year-over-year. In addition, we are very excited about the launch of our online education platform, 100 Education, in February followed by the introduction of the PC and mobile branded client last month. By providing a real-time interactive setting for students and teachers, which utilizes our powerful audio and video communication technologies with massive real-time hosting capabilities, we will continue to broaden our diverse online community and user base. The increasingly rich user-generated content on our scalable platform has enhanced user engagement and stickiness, and helped drive our average monthly active users to reach 95.5 million in the first quarter of 2014. With the strong foundation we have established, we will continue to attract users, enhance our offering and monetize traffic by further developing our online entertainment, live broadcasting, education, and other verticals, and enabling services which cater to users’ dynamic and ever-changing demands.”

Mr. Eric He, Chief Financial Officer of YY, commented, “In the first quarter, we were once again able to achieve results that exceeded our expectations on the top line, driven by increased user engagement and spending. Moreover, we also saw net income attributable to YY almost triple year-over-year due to the expanding scale and leverage of YY’s business operations. As we continue to scale our business, our unique business model, coupled with the economies of scale inherent in our technology platform, will strengthen our operating leverage and enhance our ability to diversify and expand our services.”

First Quarter 2014 Financial Results

NET REVENUES

Net revenues increased by 111.6% to RMB666.3 million (US$107.2 million) in the first quarter of 2014 from RMB315.0 million in the corresponding period of 2013, primarily driven by an increase in IVAS revenues.

1 Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

IVAS revenues, which consisted of revenues from online music and entertainment, online games, as well as other sources including the Company’s membership program and live game broadcasting, increased by 127.1% to RMB642.1 million (US$103.3 million) in the first quarter of 2014 from RMB282.8 million in the corresponding period of 2013. The overall increase primarily reflected increases in the number of paying users and average revenue per user (“ARPU”).

Revenues from online music and entertainment increased by 228.0% to RMB383.1 million (US$61.6 million) in the first quarter of 2014 from RMB116.8 million in the corresponding period of 2013. This increase primarily reflected a 103.2% year-over-year increase in the number of paying users to 1,006,000 and an increase in ARPU of 61.4% to RMB381 in the first quarter of 2014.

Revenues from online games increased by 36.3% to RMB180.3 million (US$29.0 million) in the first quarter of 2014 from RMB132.3 million in the corresponding period of 2013. This increase primarily reflected a year-over-year increase in ARPU of 24.1% to RMB391 and a 9.8% increase in the number of paying users to 461,000. The number of online games operated by the Company increased to 139 as of March 31, 2014 from 92 as of March 31, 2013.

Other IVAS revenues, which primarily consisted of the membership subscription fees and live game broadcasting, increased by 133.7% to RMB78.7 million (US$12.7 million) in the first quarter of 2014 from RMB33.7 million in the corresponding period of 2013. Revenues from the membership subscription fees increased by 54.3% to RMB43.4 million (US$7.0 million) in the first quarter of 2014 from RMB28.1 million in the corresponding period of 2013. This increase primarily reflected a 55.9% increase in the number of members to 851,000 as of March 31, 2014 from 546,000 as of March 31, 2013. Revenues from live game broadcasting increased by 630.2% to RMB23.6 million (US$3.8 million) in the first quarter of 2014 from RMB3.2 million in the corresponding period of 2013.

Online advertising revenues decreased by 24.7% to RMB24.2 million (US$3.9 million) in the first quarter of 2014 from RMB32.2 million in the corresponding period of 2013.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 117.6% to RMB317.0 million (US$51.0 million) in the first quarter of 2014 from RMB145.7 million in the corresponding period of 2013. This increase was primarily attributable to an increase in revenue-sharing fees and content costs to RMB179.0 million (US$28.8 million) in the first quarter of 2014 from RMB56.1 million in the corresponding period of 2013. This increase in revenue-sharing fees and content costs paid to performers, channel owners and content providers was primarily due to higher levels of user engagement and spending. In addition, bandwidth costs increased to RMB63.1 million (US$10.1 million) in the first quarter of 2014 from RMB43.6 million in the corresponding period of 2013.

Gross profit increased by 106.4% to RMB349.3 million (US$56.2 million) in the first quarter of 2014 from RMB169.3 million in the corresponding period of 2013. Gross margin was 52.4% in the first quarter of 2014 compared with 53.7% in the corresponding period of 2013. The decrease in gross margin was mainly attributable to the higher portion of revenues resulting from online music and entertainment, and the corresponding higher revenue-sharing fees and content costs.

OPERATING INCOME

Operating expenses for the first quarter of 2014 increased by 37.9% to RMB145.2 million (US$23.4 million) from RMB105.3 million in the corresponding period of 2013. This increase was primarily attributable to higher research and development expenses and general and administrative expenses which were associated with the general growth of the Company’s overall business.

Operating income in the first quarter of 2014 increased by 217.9% to RMB205.0 million (US$33.0 million) from RMB64.5 million in the corresponding period of 2013. Operating margin increased to 30.8% in the first quarter of 2014 from 20.5% in the corresponding period of 2013. The increase in operating margin was primarily due to increased operating leverage associated with the Company’s expansion.

Non-GAAP operating income2 increased by 177.2% to RMB229.0 million (US$36.8 million) in the first quarter of 2014 from RMB82.6 million in the corresponding period of 2013. Non-GAAP operating margin3 increased to 34.4% in the first quarter of 2014 from 26.2% in the corresponding period of 2013.

NET INCOME

Net income attributable to YY Inc. increased by 187.2% to RMB183.6 million (US$29.5 million) in the first quarter of 2014 from RMB63.9 million in the corresponding period of 2013. Net margin in the first quarter of 2014 increased to 27.5% from 20.3% in the corresponding period of 2013. Non-GAAP net income attributable to YY Inc.4 increased by 153.0% to RMB207.6 million (US$33.4 million) from RMB82.1 million in the corresponding period of 2013. Non-GAAP net margin5 increased to 31.2% in the first quarter of 2014 from 26.1% in the corresponding period of 2013.

NET INCOME PER ADS

Diluted net income per ADS6 in the first quarter of 2014 increased by 175.7% to RMB3.06 (US$0.49), from RMB1.11 in the corresponding period of 2013.

Non-GAAP diluted net income per ADS7 in the first quarter of 2014 increased by 143.7% to RMB3.46 (US$0.56) from RMB1.42 in the corresponding period of 2013.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2014, the Company had cash and cash equivalents and short-term deposits that totaled RMB4.7 billion (US$761.8million), compared to RMB2.2 billion as of December 31, 2013. The increase in cash and cash equivalents and short-term deposits was mainly attributable to the cash received from the issuance of US$400 million convertible senior notes in the first quarter of 2014. For the first quarter of 2014, net cash from operating activities was RMB195.5 million (US$31.4 million).

SHARES OUTSTANDING

As of March 31, 2014, the Company had a total of 1.1 billion common shares outstanding, or the equivalent of 55.7 million ADSs outstanding.

2Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

3Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues.

4Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses.

5Non-GAAP net margin is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

6ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders divided by weighted average number of diluted ADS.

7Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders divided by weighted average number of diluted ADS.

Business Outlook

For the second quarter of 2014, the Company expects its net revenues to be between RMB745 million and RMB755 million, representing a year-over-year growth of approximately 82% to 85%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

On May 4, 2014, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program, the Company may repurchase up to US$100 million worth of its outstanding ADSs from time to time for a period not to exceed twelve (12) months. The repurchases may be made in the open market at prevailing market prices or through privately negotiated transactions, including block trades. The timing and extent of any repurchases will depend on market conditions, the trading price of the Company’s ADSs and other factors. The plan will be implemented in compliance with relevant United States securities rules and regulations and the Company’s securities trading policy, in a manner that is consistent with the interests of shareholders. The Company’s Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size accordingly. The Company expects to fund the repurchases made under this program from its existing cash balance.

Conference Call Information

The Company will hold a conference call on Wednesday, May 5, 2014 at 9:00 pm Eastern Time or May 6, 2014 at 9:00 am Beijing Time to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#33473760

The replay will be accessible through May 13, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#33473760

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2164 to US$1.00, the noon buying rate in effect on March 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary real-time interactive social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, non-GAAP net income (loss) attributable to common shareholders, and basic and diluted non-GAAP net income(loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) attributable to YY Inc. is net income (loss) attributable to YY Inc. excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders is net income (loss) attributable to common shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders divided by weighted average number of basic and diluted ADS. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Yuffie Fu

Tel: (+86) 20 29162000

Email:IR@YY.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 915-1611

Email:IR@YY.com

YY INC.

UNAUDITED CONDENSEDCONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	729,598	3,691,727	593,869
Short-term deposits	1,432,863	1,043,680	167,891
Accounts receivable, net	100,101	92,074	14,811
Amount due from a related party	73	73	12
Prepayments and other current assets	67,533	72,734	11,700
Deferred tax assets	66,921	66,919	10,765

Total current assets	2,397,089	4,967,207	799,048

Non-current assets
Deferred tax assets	625	785	126
Investments	62,029	78,894	12,691
Property and equipment, net	102,636	115,791	18,627
Intangible assets, net	29,127	26,312	4,233
Goodwill	1,577	1,585	255
Other non-current assets	4,864	59,252	9,532

Total non-current assets	200,858	282,619	45,464

Total assets	2,597,947	5,249,826	844,512

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	56,391	66,536	10,703
Deferred revenue	293,866	308,993	49,706
Advances from customers	19,549	22,553	3,628
Income taxes payable	78,107	67,370	10,837
Accrued liabilities and other current liabilities	250,760	204,757	32,938
Amounts due to related parties	2,640	4,222	679

Total current liabilities	701,313	674,431	108,491

Non-current liabilities
Convertible debt	—	2,461,538	395,975
Deferred revenue	9,425	9,531	1,533

Total non-current assets	9,425	2,471,069	397,508

Total liabilities	710,738	3,145,500	505,999

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 shares authorized, 622,658,738 shares issued and outstanding as of December 31, 2013 and 686,908,658 shares issued and outstanding as of March 31, 2014)	38	42	7
Class B common shares (US$0.00001 par value; 1,000,000,000 shares authorized, 485,831,386 shares issued and outstanding as of December 31, 2013 and 427,352,706 shares issued and outstanding as of March 31, 2014)	34	30	5
Additional paid-in capital	2,765,614	2,789,681	448,762
Statutory reserves	40,657	40,657	6,540
Accumulated deficits	(874,697)	(691,130)	(111,178)
Accumulated other comprehensive losses	(44,437)	(34,954)	(5,623)

Total shareholders’ equity	1,887,209	2,104,326	338,513

Total liabilities and shareholders’ equity	2,597,947	5,249,826	844,512

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$

Net revenues
Internet value-added service
—Online music and entertainment	116,801	336,590	383,114	61,630
—Online games	132,310	162,827	180,320	29,007
—Others	33,669	69,458	78,674	12,656
Online advertising	32,181	43,433	24,219	3,896

Total net revenue	314,961	612,308	666,327	107,189

Cost of revenues(1)	(145,693)	(296,811)	(316,984)	(50,992)

Gross profit	169,268	315,497	349,343	56,197

Operating expenses(1)
Research and development expenses	(54,119)	(75,139)	(81,710)	(13,144)
Sales and marketing expenses	(5,516)	(4,211)	(6,564)	(1,056)
General and administrative expenses	(45,651)	(49,197)	(56,951)	(9,161)

Total operating expenses	(105,286)	(128,547)	(145,225)	(23,361)

Other income	506	7,971	883	142

Operating income	64,488	194,921	205,001	32,978

Foreign currency exchange gains (losses), net	2,416	7,806	(8,683)	(1,397)
Interest expense	—	—	(1,379)	(222)
Interest income	10,530	19,540	23,124	3,720

Income before income tax expenses	77,434	222,267	218,063	35,079

Income tax expenses	(13,986)	(30,830)	(33,701)	(5,421)

Income before share of income (loss) in equity method investments, net of income taxes	63,448	191,437	184,362	29,658

Share of income (loss) in equity method investments, net of income taxes	479	579	(795)	(128)

Net income attributable to YY Inc.	63,927	192,016	183,567	29,530

Net income	63,927	192,016	183,567	29,530

Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(2,571)	(8,197)	9,483	1,525

Comprehensive income attributable to YY Inc.	61,356	183,819	193,050	31,055

Net income per ADS
—Basic	1.14	3.40	3.21	0.52
—Diluted	1.11	3.21	3.06	0.49
Weighted average number of ADS used in calculating net income per ADS
—Basic	55,843,861	56,449,190	57,157,398	57,157,398
—Diluted	57,793,341	59,802,052	60,442,973	60,442,973

(1)         Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$

Cost of revenues	986	3,242	2,408	387
Research and development expenses	5,318	11,873	8,879	1,428
Sales and marketing expenses	108	445	337	54
General and administrative expenses	11,720	9,335	12,414	1,997

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$

Operating income	64,488	194,921	205,001	32,978
Share-based compensation expenses	18,132	24,895	24,038	3,866

Non-GAAP operating income	82,620	219,816	229,039	36,844

Net income attributable to YY Inc.	63,927	192,016	183,567	29,530
Share-based compensation expenses	18,132	24,895	24,038	3,866

Non-GAAP net income attributable to YY Inc.	82,059	216,911	207,605	33,396

Non-GAAP net income per ADS
—Basic	1.47	3.84	3.63	0.58
—Diluted	1.42	3.63	3.46	0.56

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	55,843,861	56,449,190	57,157,398	57,157,398
—Diluted	57,793,341	59,802,052	60,442,973	60,442,973